February 22, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Washington, DC 02549

RE:	Dune Energy, Inc.

Registration Statement on Form S-1

Filed January 18, 2013

File No. 333-186088

Dear Mr. Schwall,

We have received the Securities and Exchange Commission’s letter of February 8, 2013 regarding the registration statement of Dune Energy, Inc. (the “Company”). We have reviewed your comments and wish to provide you notice of our intended response, which will be filed in an amendment to the registration statement.

With respect to comment No. 1, the Company will include the requested compensation disclosure in Part III of its Annual Report on Form 10-K for 2012 (the “2012 10-K”), which will be filed in March 2013. Following the filing of the 2012 10-K, the Company will file an amendment to the registration statement incorporating the 2012 10-K by reference, and by extension, the requested compensation disclosure.

With respect to comment No. 2, there were 40,271,614 share of common stock outstanding prior to the offering of the securities to the selling stockholders on December 21, 2012. On December 21, 2012, we issued an additional 18,749,997 shares of common stock. Our disclosure that there were 59,021,389 shares of common stock outstanding on January 15, 2013 was accurate. In our amendment to the registration statement, we will clarify this disclosure.

Thank you for your consideration in this matter.

Sincerely,

/s/ James A. Watt

James A. Watt
President and Chief Executive Officer

cc: Karina V. Dorin